[redacted]

11020835 MMISSION
Washington, D.C. 20549

pk 3/21

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 01 2011 Washington, DC

SEC FILE NUMBER
8-65924

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NewAlliance Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

195 Church Street
(No. and Street)

New Haven	Connecticut	06510
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Newman 203-784-5168
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

185 Asylum Street Suite 2400	Hartford,	Connecticut	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/28

OATH OR AFFIRMATION

I, John F. Newman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NewAlliance Investments, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO / President

Title

Notary Public My Commission Expires October 31, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

Report of Independent Auditors

To the Board of Directors of
NewAlliance Investments, Inc.

In our opinion, the accompanying statements of financial condition and the related statements of income, changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of NewAlliance Investments, Inc. (the "Company") at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 6 to the financial statements, NewAlliance Bank, the Company's Parent, provides services to the Company under an Expense Sharing Agreement. If the Company were to seek these services from an unrelated third party, the resultant expense could be material to the Company's financial statements.

PricewaterhouseCoopers LLP

February 25, 2011

PricewaterhouseCoopers LLP, 185 Asylum Street, Suite 2400, Hartford, CT 06103-3404
T: (860) 241 7000, F: (860) 241 7590, www.pwc.com/us

NewAlliance Investments, Inc.
(a wholly-owned subsidiary of NewAlliance Bank)
Statements of Financial Condition
December 31, 2010 and 2009

	2010	2009
Assets		
Cash and cash equivalents	$ 8,662,528	$ 7,933,272
Accrued income receivable	559,565	439,666
Deposit with clearing broker	56,659	56,579
Fixed assets, net	52,158	47,765
Receivable from Parent	-	1,191
Other assets	23,386	14,304
Total assets	$ 9,354,296	$ 8,492,777
Liabilities and Shareholder's Equity		
Liabilities		
Accrued expenses and other liabilities	$ 369,290	$ 275,610
Accrued income taxes payable to Parent	96,038	50,071
Total liabilities	465,328	325,681
Shareholder's equity		
Common stock: $10 per share, 5,000 shares authorized and outstanding	50,000	50,000
Additional paid-in-capital	1,215,705	1,215,705
Retained earnings	7,623,263	6,901,391
Total shareholder's equity	8,888,968	8,167,096
Total liabilities and shareholder's equity	$ 9,354,296	$ 8,492,777

The accompanying notes are an integral part of these financial statements.

NewAlliance Investments, Inc.
(a wholly-owned subsidiary of NewAlliance Bank)
Statements of Income
Years Ended December 31, 2010 and 2009

	2010	2009
Revenues		
Commissions - fixed annuity income	$ 1,481,792	$ 4,091,926
Commissions - investment security and variable annuity product sales	4,089,514	2,123,244
Commissions - insurance product sales	369,261	294,659
Asset management income	-	212,797
Other income	-	8,175
Total revenues	5,940,567	6,730,801
Expenses		
Salaries, wages and benefits	4,110,846	4,478,752
Fees and services	404,780	412,700
Occupancy and equipment	103,765	126,792
Amortization of customer relationship intangible	-	117,133
Advertising	6,526	81,695
Office supplies	60,587	65,171
Other operating expense	112,069	119,578
Total expenses	4,798,573	5,401,821
Income before provision for income taxes	1,141,994	1,328,980
Provision for income taxes	420,122	488,579
Net income	$ 721,872	$ 840,401

The accompanying notes are an integral part of these financial statements.

NewAlliance Investments, Inc.
(a wholly-owned subsidiary of NewAlliance Bank)
Statements of Changes in Shareholder's Equity
Years Ended December 31, 2010 and 2009

Balance at December 31, 2008	$ 9,326,695
Transfer of capital to affiliated entity (Note 2)	(2,000,000)
Net income	840,401
Balance at December 31, 2009	8,167,096
Net income	721,872
Balance at December 31, 2010	$ 8,888,968

The accompanying notes are an integral part of these financial statements.

NewAlliance Investments, Inc.

(a wholly-owned subsidiary of NewAlliance Bank)

Statements of Cash Flows

Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities		
Net income	$ 721,872	$ 840,401
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	17,326	36,510
Amortization of customer relationship intangible	-	117,133
Changes in assets and liabilities		
(Increase)/decrease in accrued income receivable	(119,899)	262,727
Increase in deposit with clearing broker	(80)	(39)
Decrease in receivable from Parent	1,191	3,576
(Increase)/decrease in other assets	(9,082)	46,844
Increase/(decrease) in accrued expenses and other liabilities	93,680	(125,684)
Increase/(decrease) in accrued income taxes	45,967	(141,613)
Change in deferred income taxes	-	(34,027)
Net cash provided by operating activities	750,975	1,005,828
Cash flows from investing activities		
Purchase of fixed assets	(21,719)	(30,514)
Net cash used in investing activities	(21,719)	(30,514)
Cash flows from financing activities		
Net cash settlement in connection with transfer of trust business (Note 2)	-	(629,811)
Net cash used in financing activities	-	(629,811)
Net increase in cash and cash equivalents	729,256	345,503
Cash and cash equivalents at beginning of year	7,933,272	7,587,769
Cash and cash equivalents at end of year	$ 8,662,528	$ 7,933,272
Supplemental disclosure of cash flow information		
Income taxes paid during the year	$ 374,155	$ 664,219
Transfer to affiliated entity (Note 2) of:		
Deferred income taxes	-	366,731
Customer relationship intangible	-	1,011,601
Goodwill	-	752,798

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Business

NewAlliance Investments, Inc. (the "Company"), a wholly-owned subsidiary of NewAlliance Bank (the "Parent"), is headquartered in New Haven, Connecticut. The Company is registered as a broker-dealer in 24 states. The Company was approved as a registered broker-dealer by the Financial Industry Regulatory Authority (FINRA) on October 21, 2003. The Company provides securities brokerage products and services to the general public, including customers of the Parent. Products and services include the offering and sale of equity and debt securities, mutual funds and options. The Company also engages in the sale of life, health and disability insurance and fixed and variable annuity products. Additionally, through 2009, the Company provided asset management services. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of FINRA and the Securities Investors Protection Corporation (SIPC).

Financial Statement Presentation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management has determined that no subsequent events have occurred after December 31, 2010 which require recognition or disclosure in the financial statements.

Amounts in prior period financial statements are reclassified whenever necessary to conform to the current year presentation.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and due from banks.

Cash Segregated Under Federal Regulations

As of December 31, 2010 and December 31, 2009, the Company did not receive customer funds or securities during the course of its operations and while not exempt from the calculation of a reserve requirement pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, the Company's reserve requirement was zero.

Goodwill and Identifiable Intangible Assets

The assets (including identifiable intangible assets) and liabilities acquired in a business combination are recorded at fair value at the date of acquisition. Goodwill is recognized for the excess of the acquisition cost over the fair values of the net assets acquired and is not subsequently amortized. Identifiable intangible assets are subsequently amortized on a straight-line basis, over their estimated lives. Management assesses the recoverability of goodwill at least annually and all intangible assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable. If the carrying amount exceeds fair value, an impairment charge is recorded to income. For further discussion on goodwill and intangible assets, see Footnote 2 of the Notes to the Financial Statements.

Fixed Assets
Fixed assets are carried at cost less accumulated depreciation. Depreciation is computed on the straight-line method using the estimated lives of the assets ranging from three to ten years.

Commissions
The Company earns commissions for execution of security, mutual fund, annuity and other insurance transactions. Commission income from annuity and other insurance transactions is recognized on the contract date; commission income from security and mutual fund transactions is recognized on the settlement date. The difference between using settlement date accounting and trade date accounting, as required by accounting principles generally accepted in the United States of America, is not material.

Income Taxes
The Company is included in the consolidated federal income tax return and in the tax returns for the states of Connecticut and Massachusetts filed by NewAlliance Bancshares, Inc., a bank holding company which owns 100% of the Parent. The provision for federal and state taxes is calculated as if the Company were filing separate income tax returns using the Parent's statutory rates. In accordance with a tax-sharing arrangement, income taxes are allocated to the Company primarily based on the ratio of the Company's taxable income or loss to the consolidated taxable income or loss. The Company generally recognizes deferred income taxes when assets and liabilities have different values for financial statement and tax reporting purposes. Footnote 7 of the Notes to the Financial Statements contains detailed information about the Company's income taxes.

2. Transfer of Trust Business

The Company completed its acquisition of Connecticut Investment Management, Inc. ("CIMI"), a registered investment advisory firm, for $2.0 million in cash in March 2007. At the time of acquisition, it was the future intent of the Parent to transfer the customers of CIMI from the Company to the Parent's trust division. The transfer of the CIMI customers to the Parent's trust division was performed on a relationship by relationship basis during 2009. As of September 30, 2009, the trust division received signed agreements from all of the CIMI customers, who therefore were no longer considered customers of the Company. The Company's Statement of Income for the year ended December 31, 2009 reflects nine months of asset management income and expenses related to CIMI. In addition, the assets, liabilities and capital related to CIMI were transferred from the Company to the Parent and the Parent's trust division, as appropriate, as of September 30, 2009. Specifically, goodwill, intangible assets, and a deferred tax liability related to the initial acquisition of CIMI and other CIMI assets and liabilities were transferred from the Company's books, resulting in a cash settlement paid to the Parent of approximately $630,000.

3. Fixed Assets

Fixed assets consist of the following as of December 31:

	2010	2009
Furniture and equipment	$ 252,460	$ 241,293
Computer hardware	111,539	101,825
Computer software	43,740	43,740
	407,739	386,858
Less: accumulated depreciation	(355,581)	(339,093)
	$ 52,158	$ 47,765

4. Goodwill and Identifiable Intangible Assets

The changes in the carrying amounts of goodwill and identifiable intangible assets for the years ended December 31, 2010 and December 31, 2009 are summarized as follows:

	Goodwill	Customer Relationships
Balance, December 31, 2008	$ 752,798	$ 1,128,734
Amortization	-	(117,133)
Transfer to affiliated entity	(752,798)	(1,011,601)
Balance, December 31, 2009	-	-
Amortization	-	-
Balance, December 31, 2010	$ -	$ -

Refer to Note 2 for details on the Company's transfer of its goodwill and identifiable intangible asset to an affiliated entity during 2009.

5. Net Capital

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The rule prohibits the Company from engaging in any securities transactions unless minimum net capital is maintained. The minimum net capital level is the greater of $250,000 or 6.67% of aggregate indebtedness. Additionally, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital.

FINRA requires that cash deposits with a parent bank are allowable assets for net capital purposes only to the extent that the deposits represent normal day-to-day operating expenses. The Company had a cash deposit of $2,181,981 and $2,908,276 with the Parent on December 31, 2010 and 2009, respectively. Allowable cash is limited to $462,498 and $321,232 on December 31, 2010 and 2009, respectively. Nonallowable cash in the net capital computation is the total cash deposit at the Parent less the allowable portion, or $1,719,483 and $2,587,044 on December 31, 2010 and 2009, respectively.

The Company had net capital for regulatory purposes of $6,736,667 and $5,393,054 on December 31, 2010 and 2009, respectively, and a minimum net capital requirement of $250,000 for both years. The ratio of aggregate indebtedness to net capital was .07 to 1 and .06 to 1 at December 31, 2010 and 2009, respectively.

6. Related Party Transactions

The Company maintains an Expense Sharing Agreement (the "Agreement") with the Parent, most recently amended on November 24, 2010. The Agreement stipulates that the Company is obligated to reimburse the Parent for shared expenses based on the actual cost of the product or service shared, allocated between the parties based on their percentage of use. The Parent allocates these expenses on a monthly basis. If the Company were to seek these items from an unrelated third party, amounts expensed could differ materially. Expenses covered under the agreement include compensation, occupancy, advertising, equipment, legal, supplies, and other expenses. In accordance with the 2010 amendment, compensation includes benefits.

The Parent also provides services to the Company such as technology support, human resources support, internal audit, and financial support for which there is not a charge for services. If the Company were charged for these services or if they were to seek these services from an unrelated third party, amounts expensed could be material to the Company's financial statements.

In 2009 the Company transferred its trust business to an affiliated entity. Refer to Footnote 2 of the Notes to the Financial Statements for further information.

7. Income Taxes

The provision for income taxes for the years ended December 31, 2010 and 2009 consists of the following:

	2010	2009
Current		
Federal	$ 388,695	$ 486,551
State	31,427	36,055
	420,122	522,606
Deferred		
Federal	-	(34,027)
Provision for income taxes	$ 420,122	$ 488,579

The Company had no deferred tax assets or liabilities at December 31, 2010 and 2009. The Company has no material permanent differences, therefore the Company's effective tax rate approximates the statutory rate it pays the Parent per their executed tax sharing agreement. The tax sharing agreement calls for the payment at the Parent's federal and state statutory rates based on the ratio of the Company's taxable income or loss to the consolidated taxable income or loss. The Company settles taxes with the Parent on a current basis.

8. Concentration of Credit Risk and Off-Balance-Sheet Credit Risk

The Company maintains cash and cash equivalent balances at financial institutions in excess of federally insured limits. At December 31, 2010 and 2009, uninsured cash and cash equivalent balances aggregated $6,287,206 and $4,999,596, respectively.

Pursuant to its agreement with their clearing broker, the Company would be financially responsible to compensate the clearing broker for losses suffered as a result of doing business with the Company's customers. Such potential losses represent off-balance-sheet risk to the Company. The clearing broker, on behalf of the Company, has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business. The Company's assets held at the clearing broker are subject to a lien to cover such potential losses. The Company is required to maintain a deposit of at least $50,000 held with the clearing broker. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2010 and 2009, the Company had recorded no liabilities with regard to the right.

9. Commitments and Contingencies

The Company is not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business.

10. Plan of Merger

On August 18, 2010, NewAlliance Bancshares, Inc., the ultimate parent of the Company, entered into a merger agreement whereby First Niagara Financial Group ("First Niagara") will acquire NewAlliance Bancshares, Inc. and its subsidiaries in a stock and cash transaction. If the merger is subsequently completed, NewAlliance Bancshares, Inc. and its subsidiaries will become wholly owned subsidiaries of First Niagara. The merger agreement has been unanimously approved by the board of directors of each of NewAlliance Bancshares, Inc. and First Niagara. The merger was approved by NewAlliance Bancshares, Inc.'s shareholders at a special meeting of shareholders held on December 20, 2010. Subject to regulatory approvals and other customary closing conditions, the parties anticipate completing the merger early in the second quarter of 2011.

NewAlliance Investments, Inc.
(a wholly owned subsidiary of NewAlliance Bank)
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2010 **Schedule I**

Net capital	
Capital	$ 8,888,968
Less nonallowable assets:	
Cash	1,719,483
Accrued income receivable	238,163
Fixed assets, net	52,158
Receivable from Parent	-
Other assets	23,386
Net capital before haircuts	6,855,778
Haircuts	119,111
Net capital	6,736,667
Less net capital requirement (greater of $31,022) (6.67% of aggregate indebtedness) or $250,000)	250,000
Net capital in excess of requirements	$ 6,486,667
Computation of Aggregate Indebtedness Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934	
Total liabilities	$ 465,328
Exclusions from aggregate indebtedness	-
Aggregate indebtedness	$ 465,328
Ratio of aggregate indebtedness to net capital	6.91%

There are no differences between this computation and the corresponding computation in the unaudited Part IIA FOCUS Report as of December 31, 2010.

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Board of Directors of
NewAlliance Investments, Inc.

In planning and performing our audit of the financial statements of NewAlliance Investments, Inc. (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PricewaterhouseCoopers LLP, 185 Asylum Street, Suite 2400, Hartford, CT 06103-3404
T: (860) 241 7000, F: (860) 241 7590, www.pwc.com/us

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2011

NewAlliance Investments, Inc.

(A wholly-owned subsidiary of NewAlliance Bank)

Financial Statements and Supplementary Schedule pursuant to Securities and Exchange Commission Rule 17a-5 December 31, 2010 and 2009

NewAlliance Investments, Inc.
(a wholly-owned subsidiary of NewAlliance Bank)
Index
December 31, 2010 and 2009

Page(s)

Report of Independent Auditors 1

Financial Statements

Statements of Financial Condition 2

Statements of Income 3

Statements of Changes in Shareholder's Equity 4

Statements of Cash Flows 5

Notes to Financial Statements 6-10

Supplementary Schedule

Schedule I – Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c-3-1 Under the Securities Exchange Act of 1934 11

Computation for Determination of Reserve Requirement Under
Rule 15c-3-3 of the Securities and Exchange Commission .... *

Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission .... *

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1)

* These supplemental schedules have not been included in the report as they are not applicable to NewAlliance Investments, Inc.

pwc

Report of Independent Accountants

To the Board of Directors of
NewAlliance Investments, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of NewAlliance Investments, Inc. for the year ended December 31, 2010, which were agreed to by NewAlliance Investments, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating NewAlliance Investments, Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2010. Management is responsible for NewAlliance Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: payment dated February 17, 2011 in the amount of $223 compared to a copy of the check from NewAlliance Investments, Inc. check number 2820 dated February 17, 2011, noting no differences.

2. Compared the Total Revenue amount reported on page 5 line 9 of the audited Form X-17A-5 for the year ended December 31, 2010 to the Total revenue amount of $5,940,566 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2010, noting a rounding difference of $1.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared deductions on line 1, revenues, of $4,735,538 to the general ledger and supporting clearing agent statements provided by Brigid Nessing, Accounting Manager, NewAlliance Investments, Inc., noting no differences.
    b. Compared deductions on line 7, direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business, of $985,466 to the Structured CD Transactions listing, provided by Brigid Nessing, Accounting Manager, NewAlliance Investments, Inc., noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $220,562 and $552, respectively, of the Form SIPC-7, noting no differences.

PricewaterhouseCoopers LLP, 185 Asylum Street, Suite 2400, Hartford, CT 06103-3404
T: (860) 241 7000, F: (860) 241 7590, www.pwc.com/us

b. Recalculated the mathematical accuracy of the deductions in item 3 above, for which we performed a calculation on the supporting general ledger and supporting clearing agent statements, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7T filed for the prior period ended December 31, 2009 on which it was originally computed, of $329, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of NewAlliance Investments, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065924 FINRA DEC
NEW ALLIANCE INVESTMENTS INC 12*12
ATTN: BRIGID NESSING
195 CHURCH ST 7TH FL
NEW HAVEN CT 06510-2009

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 552

B. Less payment made with SIPC-6 filed (exclude interest) (0)

Date Paid

C. Less prior overpayment applied (329)

D. Assessment balance due or (overpayment) 223

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 223

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 223.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NewAlliance Investments
(Name of Corporation, Partnership or other organization)

Brigid A Nessing
(Authorized Signature)

AVP, Accounting Manager
(Title)

Dated the 17th day of February, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 2010 and ending Dec 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,940,566
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(4,735,538)
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	(985,466)
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____________	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	(5,720,004)
2d. SIPC Net Operating Revenues	$ 220,562
2e. General Assessment @ .0025	$ 552
	(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end March 31, 2010 thru December 31, 2010. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) <u>Line 2a</u> For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) <u>Adjustments</u> The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) <u>Additions</u> Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) <u>Deductions</u> Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. <u>Interest on Assessments.</u> If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope. If you would like to wire the assessment payment please fax a copy of the assessment form to (202)-371-6728 or e-mail a copy to form@sipc.org and request wire instructions.

W DC 20005.
Attn: Membership

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:

For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC
CBOE	Chicago Board Options Exchange, Incorporated
CHX	Chicago Stock Exchange, Incorporated
FINRA	Financial Industry Regulatory Authority
NYSE, Arca, Inc.	
NASDAQ OMX PHLX	
SIPC	Securities Investor Protection Corporation